[CONVERTED ORGANICS LETTERHEAD]
FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
May 8, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, North East
Washington, DC 20549
Attention: Mr. David R. Humphrey

Re:	Converted Organics Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 28, 2008
File No. 001-33304
Dear Mr. Humphrey:
     Converted Organics Inc., a Delaware corporation (the “Company”), does hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of its amended Form 10-KSB (the “Amended Report”).
     The Amended Report incorporates changes responsive to the comments set forth in the Staff’s letter to Mr. David R. Allen, dated May 2, 2008. For your convenience, the Company has repeated each comment prior to the response in italics. All references to page numbers in the discussion below are to the pages in the Amended Report. The references to page numbers in the headings are to the original Form 10-KSB filed by the Company on March 28, 2008.
     The Company acknowledges that the Staff’s letter did not require the filing of the Amended Report, but contemplated the future compliance by the Company with the Staff’s comments. However, the Company determined to file the Amended Report independently of the comment letter in order to amend certain pro forma financial information included in its original filing. As such, the Company determined to address the Staff’s comments in the Amended Report.
     Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.
Form 10-KSB for the fiscal year ended December 31, 2007
Item 6 — Management Discussion and Analysis or Plan of Operation
Introduction, page 23

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

     1. On page 14, you disclose that while you have begun to generate revenue from your Gonzales facility beginning in February 2008, you will continue to incur significant losses. In this regard, please revise your MD&A disclosures to discuss these expected losses, and how your plan to add capacity to the Gonzales plant during the first 9 months of 2008 is expected to affect the losses generated by these operations.
     The Company has inserted the following disclosure on page 24 of the Amended Report:
     “We expect the Gonzales facility to generate revenue commencing in the first quarter of 2008 and we plan to increase the revenue produced from the Gonzales facility by increasing its production capacity. We intend to fund the build out needed to increase capacity at the Gonzales facility from the $4.5 million received from the January 2008 financing. We expect that the revenue generated from the Gonzales facility will be sufficient to sustain its operation regardless of whether we are able to increase capacity. If capacity is increased, we expect the revenue from the Gonzales facility for the year to offset some of the losses we expect to incur in connection with the start up of the Woodbridge facility and remainder of the Company’s operations. However, the revenue will not be sufficient to offset all of the anticipated losses.”
     2. We note that you have an option on a long-term lease for a facility in Rhode Island. Please disclose the cost, if any, of acquiring this option and when it expires.
     The Company has revised its disclosure in the first paragraph of the “Introduction” section on page 24; of the Amended Report as follows:
     “In addition, we have an option, expiring in January 2011, on a long-term lease for a facility in Rhode Island obtained for a fee of $20,000.”
Liquidity and Capital Resources, page 26
     3. In the second paragraph of this section, you state your belief that your available capital resources will be sufficient to sustain your operations until the Woodbridge facility is completed in the second quarter of 2008. However, it is unclear whether you expect your available capital resources to be sufficient for the remainder of 2008. Accordingly, please expand your discussion to specifically address how long you expect your available capital resources to satisfy your cash requirements with respect to the Woodbridge facility, and whether you will have to raise additional funds in the next twelve months. See Item 303(a)(1)(i) of Regulation S-B.
     The Company has revised its disclosure in the second paragraph of the “Liquidity and Capital Resources” section on page 27 of the Amended Report as follows:
     “We believe that the remaining $10.8 million net proceeds from the equity and bond offerings, along with the proceeds of the exercise of our publicly held Class A Warrants, which totaled approximately $6 million as of March 26, 2008, and revenues from the Gonzales facility, will be sufficient to sustain our current operations until the Woodbridge facility is completed and, if the completion is delayed, until at least the end of 2008. We do not expect to need to raise additional funds in the next 12 months as the revenue from the Gonzales operations and the

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

cash received from warrant exercises, to date, coupled with the restricted cash set aside for the Woodbridge operation are expected to be sufficient to fund our current operations until the plant in Woodbridge is fully operational and until the Gonzales facility build out is complete. Notwithstanding the foregoing, we will be required to raise additional funds in order to build our planned facility in Rhode Island, to refinance our current debt, or if we were to encounter unexpected expenses in connection with our operations. We do not have any commitments for additional equity or debt funding, and, moreover, we would not be permitted to borrow any future funds unless we obtain the consent of the bondholders of the New Jersey Economic Development Bonds.”
     4. Similarly, in the last paragraph of this section, please expand your discussion to address whether you expect the $4,500,000 to be fully sufficient to fund the operations of the Gonzales facility until it generates positive cash flow from operations. In this regard, discuss the fact you are precluded from borrowing additional funds under any debt agreements, without the consent of your bondholders, and how this restriction might affect the Gonzales facility if it takes longer than expected to generate positive cash flow from operations.
     The Company has revised its disclosure in the fourth paragraph of the “Liquidity and Capital Resources” section on page 27 of the Amended Report as follows:
     “In January 2008, we borrowed $4,500,000 pursuant to the Financing to fund the acquisition of net assets purchased from WRI and UOP, to expand the Gonzales facility acquired from UOP, and to provide working capital. See “Introduction” above. We expect the funds raised from the Financing to be sufficient to add capacity to the Gonzales facility. The failure to add capacity to the Gonzales facility, or any delays in completing such expansion, will inhibit the profitability of the Gonzales facility, and therefore reduce the offset to the losses we are generating in other parts of our operations. Although we expect the Gonzales facility to be cash flow neutral even if the new capacity is not added, we do not expect that the Gonzales facility will provide any significant cash flow from operations without the additional capacity.”
     The Company notes that it did not address the last sentence of your comment in the above insert, but did address the issue in the insert set forth in comment 3 above.
     5. It appears that proceeds resulting from the exercise of your Class A warrants were a significant source of liquidity during the first quarter of 2008 and, in light of the current uncertainties in the credit markets, additional proceeds from further exercises (if any) of these warrants may continue to be an important source of liquidity in the future. Therefore, please expand this section to disclose the number of Class A warrants issued, exercised through March 26, 2008, and still outstanding. Also, fully discuss the conditions under which you may redeem these warrants and whether such conditions were met at any time through March 26, 2008, and, if so, why management did not elect to provide notice of its intention to redeem the warrants (which may have generated additional cash, proceeds from farther exercises of these warrants.) In addition, whenever you discuss the possibility of receiving additional proceeds from further exercises of warrants, please include disclosure of the possibility the remaining warrants may never be exercised and the fact there is no provision for redemption (to “force” conversion) of the Class B warrants prior to their expiration date.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

     The Company has inserted the following disclosure in the third paragraph of the “Liquidity and Capital Resources” section on page 27 of the Amended Report:
     “We issued 1,800,000 Class A warrants as part of our initial public offering. We also issued an additional 293,629 Class A warrants and 375,000 Class A warrants as part of the February 16, 2007 and January 24, 2008 financings, respectively. The exercise price of each Class A warrant is $8.25 per share. The Class A warrants expire on February 16, 2011, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercised when in-the-money or otherwise, and that we will never receive cash in connection with the exercise of the warrants. In the first quarter of 2008, 686,836 of the Class A warrants were voluntarily exercised, providing us with approximately $6 million in cash. Commencing January 2008, the remaining 1,781,793 Class A warrants (1,113,164 from the initial public offering, 293,629 from the February 2007 financing, and 375,000 from the January 2008 financing) were redeemable by us, at a redemption price of $0.25 per warrant, if the closing price of our common stock, as reported on the Nasdaq Capital Market, equaled or exceeded $9.35 for five consecutive trading days. We are required to provide 30 days’ prior written notice to the Class A warrant holders of our intention to redeem the warrants. We have not provided notice of our intention to redeem the warrants because we have agreed with our Bridge financing lenders and the lenders in the January 24, 2008 financing that we would not redeem the warrants until a registration statement was in effect with respect to all of the Class A warrants and such a registration statement is not yet in effect. We also issued 1,800,000 Class B warrants as part of our initial public offering, and 293,629 Class B warrants and 375,000 Class B warrants as part of the February 16, 2007 and January 24, 2008 financings, respectively, all of which have the same expiration date as the Class A warrants. These warrants are not redeemable by us, and as such, we can provide no assurance that they will ever be exercised.”
Critical Accounting Policies and Estimates, page 27
     6. According to the Financial Reporting Release No. 72 (i.e. Release #33-8350) your critical accounting policy disclosure should address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing) and, to the extent material, factors such as how you arrived at the estimates and how accurate the estimates/assumptions have been in the past. In essence, your critical accounting policies disclosures should be expanded to address each accounting policy that requires management’s most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the estimate and review process for impairment of long lived assets as well as for the assumptions used in your Black-Scholes pricing model. Additionally, your critical accounting policies should not duplicate the accounting policy disclosures in the notes to the financial statements.
     The Company has revised the disclosure set forth in the “Critical Accounting Policies and Estimates” section beginning on page 28.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

Item 7 — Financial Statements
General
     7. We noted the following information from your filing:

•	you have little or no experience in the organic waste fertilizer industries;
•	the “Enhanced Autothermal Thermophilic Aerobic Digestion” (EATAD) technology you will use to operate your Woodbridge facility is unproven at the scale you intend to operate;
•	you may not be able to manufacture your products in commercial quantities or sell there at competitive prices;
•	you did not generate revenues from inception through December 31, 2007;
•	you have significant interest and lease payment obligations.
     Based on these facts and conditions, along with the significant uncertainties noted in relation to the operation of the Woodbridge facility and its ability to generate positive cash flow, please tell us whether or not there was substantial doubt about your ability to continue as a going concern at December 31, 2007. If not, supplementally provide us with a description of the specific plans and/or projections you provided to your auditor in order to alleviate any uncertainty they may have had in this regard. See paragraph 11 of SAS 59.
     As of December 31, 2007, the Company had certain restricted cash accounts that provided the cash necessary to fund the construction of its Woodbridge facility, make interest payments on its long term debt and to fund start up operating costs and working capital for the Woodbridge subsidiary.
     Commencing February 1, 2008, the Company began to recognize revenue from the plant that was acquired from United Organics Products. On January 24, 2008, the Company raised $4,500,000 which it believes will provide sufficient cash to complete the acquisitions and will allow the Company to make improvements to the California facility to further increase product output from that plant. It is anticipated that these improvements will begin in the second quarter of 2008 and will be completed shortly thereafter. The Company anticipates that revenue will be generated while the upgrades are being made to the California plant as the work can be done while operations continue. In addition, the Company is scheduled to open its Woodbridge, New Jersey facility in the second quarter of 2008 which will provide additional revenue to the Company.
     The Company received approximately $6.0 million from the exercise of some of its warrants during February and March 2008, which will provide sufficient working capital to meet the needs of the organization for at least the next twelve months. The foregoing liquidity analysis is reflected in the revised disclosure included in the Amended Report, and in response to comment 3 above.
     Attached to this letter, is a detailed worksheet, provided on a confidential basis pursuant to Rule 83, to supplement the above discussion. That worksheet indicates that the Company expects to have a minimum of $900,000 in free cash flow and that $1,500,000 of its planned expenditures in 2008 for accrued compensation, capital expenditures, and the reduction of term notes are discretionary spending which would serve to increase the positive working capital position to a minimum of $2,400,000 if needed to offset unforeseen expenditures.
Consolidated Statements of Cash Flows, page 37
     8. We note that you include the amortization of debt discount on your bridge loan as a non-cash adjustment to reconcile net income to net cash provided by operating activities, but recorded the repayment of your bridge loan as a financing activity. However, it appears that upon repayment such amount should be similarly included in the determination of net cash provided by operating activities in accordance with paragraph 23(d) of SFAS 95. Therefore, since half of your repayment of the bridge loan facility appears to relate to the discount on your debt, please reconsider your cash flow presentation.
     The Company accrued interest at a rate of 8% from March 2, 2006 to October 16, 2006, and at 18% thereafter, under the terms of its bridge loans. The Company’s net loss amount included in its cash flows from operating activities includes approximately $108,000 and $114,000 of interest expense in 2007 and 2006, respectively, relating to its bridge loans.
     In the preparation of the consolidated statements of cash flows, the Company noted the following guidance in SFAS 95: Paragraph 20 (b) indicates that repayments of amounts

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

borrowed are a financing activity. As such, the Company included the repayment of the actual cash based principal payments on the bridge loan in the net cash provided by (used in) financing activities. In addition, the Company notes, in accordance with paragraph 74, that non-cash transactions should be excluded from the statement. Paragraph 106 of this statement indicates that net income (loss) should be adjusted to net cash flows from operating activities for such items as “revenue and expense that were not the result of operating cash transactions.” As the amortization of the discount recognized on the bridge loan constitutes such a non-cash transaction, this amount has been shown as an adjustment to reconcile net loss to net cash used in operating activities.
     The Company has also considered the accounting treatment in paragraph 23(d) of SFAS 95 as referred to in your comment 8 above. Paragraph 23(d) indicates that “Cash outflows for operating activities are...d. Cash payments to lenders and other creditors for interest.” Please note that the Company has concluded that repayment of the face amount of the bridge loan in the consolidated statements of cash flows constitutes a repayment of principal, rather than a cash payment to the creditors for interest, as interest was accrued as noted above. In making this determination, the Company has noted that the face value of the note is $1,515,000, the proceeds received were $1,464,250 ($1,515,000 net of debt issuance costs), and that the repayment of the principal amount of the note was actually $1,515,000. Additionally, the receipt of the $1,464,250 in 2006 is reflected as a financing activity. Considering the above data, the Company determined that the current presentation best reflected the actual transaction in accordance with accounting principles generally accepted in the United States of America.
Note 11 — Commitments and Contingencies, page 52
     9. With respect to the lease for your Woodbridge facility, tell us whether or not management concluded, at December 31, 2007, that the option to renew for an additional ten years will be exercised.
     The Company has revised the disclosure in “Note 11 — Commitments and Contingencies” on pages 51-52 as follows:
     “The initial lease term is for ten years and the Company has exercised an option for an additional ten years.”
Note 13 — Management’s Plan of Operations, page 56
     10. In Note 12, you state that $6.0 million of net proceeds was received upon the exercise of warrants. However, in Note 13, you state that $5.6 million was received. Also, in Note 13, you refer to redemption of the warrants, but proceeds are received when warrants are exercised (and consideration is paid when warrants are redeemed). Please revise as needed to provide consistent and accurate disclosure.
     The Company has revised “Note 13 — Management’s Plan of Operations” on page 55 to state that $6.0 million was received from exercise of its warrants.

FOIA CONFIDENTIAL TREATMENT
REQUESTED BY CONVERTED ORGANICS INC. PURSUANT TO RULE 83
Securities and Exchange Commission
May 8, 2008

     The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Amended Report; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If there are any questions or concerns please feel free to contact me at (617) 624-0111.
Sincerely,
/s/ David Allen
David Allen,
Chief Financial Officer

cc:	Mr. Juan Migone, Division of Corporation Finance
Mr. Edward J. Gildea, Chief Executive Officer
Supplemental Response to Comment 7
[Redacted]